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Comment       Page[s]
Number
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
1.                          Updated
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2.            1 and         Revised to show Ontario Canada
              elsewhere
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3.            3             No assets
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4.            4             Mini-Magazine replaced.
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5.            5             No reliance upon advertising now described.
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6.            6             No reimbursement and costs included disclosed.
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7.                          In order to resolve this issue, Mr. Badger has signed the
                            Ratification of Actions, in which Mr. Badger also further explains why the written action was executed by Mr. Smitten as well as further ratifies the ratification and approval of the Agreement, attached as exhibit. Mr. Williams has submitted an opinion filed supplementally.
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8.            7             Information concerning rack jobbers disclosed.
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9.            7             Other opportunities revised.
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10.           10            Overview section revised.
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11.           11            Won't use carryforwards disclosed.
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12.           11            Costs discussed.
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13.           10-11         Costs discussed in revised Milestone Table.  All work to be outsourced as further disclosed.
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14.           11            Consequences disclosed.
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15.           12            Information updated.
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16.           13            Information concerning annual meeting disclosed
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17.           16            Ramifications and conflicts disclosed.
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18.                         Comprises all.
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19.           18            Canadian director added in conformity to 3.04 and Ontario law and
                            3.09 conformity also discussed.
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20.                         Edgar filer has corrected
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21.                         Edgar filer has corrected
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22.                         No changes.
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